SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   -----------


                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G
                                   (AMENDMENT)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          Vishay Intertechnology, Inc.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    928298108
                                 --------------
                                 (CUSIP Number)

                                December 31, 2003
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)
      |_|  Rule 13d-1(c)
      |X|  Rule 13d-1(d)


                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No. 928298108                                          Page 2 of  6 Pages
-------------------------------------------------------------------------------

1)  NAME OF REPORTING PERSON
    Dr. Felix Zandman
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                              (b) |_|
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
--------------------------------------------------------------------------------
                              5)     SOLE VOTING POWER
    NUMBER                           15,263,029(1)
    OF                       ---------------------------------------------------
    SHARES                    6)     SHARED VOTING POWER
    BENEFICIALLY                     None
    OWNED BY                 ---------------------------------------------------
    EACH                      7)     SOLE DISPOSITIVE POWER
    REPORTING                        8,618,547(2)
    PERSON                   ---------------------------------------------------
    WITH                      8)     SHARED DISPOSITIVE POWER
                                     None
--------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    15,263,029
--------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                   |-|
--------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    9.6%(3)
--------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------


----------------------
1 Consists of 713 shares of Common Stock and 15,262,316 shares of Class B Common Stock. Each share of Class B Common Stock is convertible into one share of Common Stock.

2 Consists of 713 shares of Common Stock and 8,617,834 shares of Class B Common Stock.

3 The Class B Common Stock is entitled to 10 votes per share. The shares beneficially owned by the reporting person constitute approximately 51% of the outstanding voting power.

                                  Schedule 13G

Item 1(a).  Name of Issuer:

            Vishay Intertechnology, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            63 Lincoln Highway
            Malvern, Pennsylvania  19355-2143

Item 2(a).  Name of Person Filing:

            Dr. Felix Zandman

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            63 Lincoln Highway
            Malvern, Pennsylvania  19355-2143

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.10 per share

Item 2(e).  CUSIP Number:

            928298108

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)   |_| Broker or Dealer Registered Under Section 15 of the Act
                      (15 U.S.C. 78o)

            (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c)

            (c)   |_| Insurance Company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c)

            (d)   |_| Investment Company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8)

            (e)   |_| Investment Adviser in accordance with ss.
                      240.13d-1(b)(1)(ii)(E)

            (f)   |_| Employee benefit plan or endowment fund in accordance with
                      ss. 240.13d-1(b)(1)(ii)(F)

            (g)   |_| Parent Holding Company or control person in accordance
                      with ss.240.13d-1(b)(ii)(G)

            (h)   |_| Savings Association as defined in ss.3(b) of the Federal
                      Deposit Insurance Act (12 U.S.C. 1813)

            (i)   |_| Church plan that is excluded from the definition of an
                      investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

            (j)   |_| Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.     Ownership.

            (a) Amount beneficially owned: 15,263,029(4)

            (b) Percent of class: 9.6%(5)

            (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:
                        15,263,029(6)

                  (ii)  Shared power to vote or to direct the vote: None

                  (iii) Sole power to dispose or to direct the disposition of:
                        8,618,547(7)

                  (iv)  Shared power to dispose or to direct the disposition of:
                        None

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable


--------------------
4 Consists of 713 shares of Common Stock and 15,262,316 shares of Class B Common Stock. Each share of Class B Common Stock is convertible into one share of Common Stock. The Class B Common Stock beneficially owned by Dr. Zandman includes 8,617,834 shares directly owned by Dr. Zandman and 6,644,482 shares held in a voting trust, of which Dr. Zandman is the trustee and over which Dr. Zandman has sole voting control. The shares held in a voting trust consist of 3,134,074 shares deposited by the Estate of Mrs. Luella B. Slaner and 3,510,408 shares deposited by Mrs. Slaner's children and various trusts for the benefit of Mrs. Slaner's children and grandchildren. The voting trust agreement that governs the voting trust will remain in effect until the earlier of (x) February 1, 2050 or (y) the death or resignation or inability to act of Dr. Zandman, but will terminate at any earlier time upon the due execution and acknowledgment by the trustee of a deed of termination, duly filed with the registered.

5 The Class B Common Stock is entitled to 10 votes per share. The shares beneficially owned by Dr. Zandman constitute approximately 51% of the outstanding voting power.

6   See footnote 4.

7 Consists of 713 shares of Common Stock and 8,617,834 shares of Class B Common Stock.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable

Item 8.     Identification and Classification of Members of the Group.

            Not applicable

Item 9.     Notice of Dissolution of Group.

            Not applicable

Item 10.    Certification.

            Not applicable

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                        February 17, 2004
                                      -----------------------------
                                         Date


                                       /s/ Dr. Felix Zandman
                                      -----------------------------
                                         Signature